Exhibit 11

PCP I.02.02 — Page 1/2
Approved by the Chairman & CEO	Code of Ethics for Groupe CEO, Groupe COO, Groupe CFO and Brand CFOs	Issued on: July 1, 2004 Implemented on: July 1, 2004 Revised on:
Maurice Lévy

Objective

The objective of this policy is to define additional ethical policies applicable to certain Groupe executives.

Scope of application:

This policy applies to the Groupe CEO, the Groupe COO, the Groupe CFO and Brand CFOs.

Policies and procedures:

Publicis Groupe has a Code of Conduct (PCP I.02.01) applicable to all employees of the Groupe. In addition to the Code of Conduct, the Groupe CEO, the Groupe COO, the Groupe CFO and all Brand CFO’s are subject to the following specific policies:

•	The Groupe CEO, the Groupe COO, the Groupe CFO and all Brand CFO’s are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Groupe with the AMF and the SEC. Accordingly, it is the responsibility of the Groupe CEO, the Groupe COO, the Groupe CFO and each Brand CFO promptly to bring to the attention of the Audit Committee any material information of which he or she may become aware that affects the disclosures made by the Groupe in its public filings or otherwise assist the Audit Committee in fulfilling its governance responsibilities.

•	The Groupe CEO, the Groupe COO, the Groupe CFO and each Brand CFO shall promptly bring to the attention of the Head of Internal Audit and the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Groupe’s ability to record, process, summarize and report financial data, or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Groupe’s financial reporting, disclosures or internal controls.

•	The Groupe CEO, the Groupe COO, the Groupe CFO and each Brand CFO shall promptly bring to the attention of the Groupe CEO or the Groupe General Counsel and to the Head of Internal Audit and the Audit Committee any information he or she may have concerning any violation of the Groupe’s Code of Conduct, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Groupe’s financial reporting, disclosures or internal controls.

•	The Groupe CEO, the Groupe COO, the Groupe CFO and each Brand CFO shall promptly

PCP I.02.02 — Page 2/2
Approved by the Chairman & CEO	Code of Ethics for Groupe CEO, Groupe COO, Groupe CFO and Brand CFOs	Issued on: July 1, 2004 Implemented on: July 1, 2004 Revised on:
Maurice Lévy

bring to the attention of the Groupe CEO or the Groupe General Counsel and to the Head of Internal Audit and the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Groupe and the operation of its business, by the Groupe or any agent thereof, or of violation of the Code of Conduct or of these additional policies.

•	Brand CFOs report functionally to the Groupe CFO in respect of all aspects of their work and must bring all matters of significance in areas such as financial reporting and internal control to his attention (Agency CFOs have identical reporting responsibilities to Brand CFOs).

Responsibility:

The Groupe CEO, the Groupe COO, the Groupe CFO and Brand CFOs are responsible for compliance with this policy.